Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

Philip J. Niehoff

Direct Dial: (312) 701-7843

Facsimile: (312) 706-8180

Email: pniehoff@mayerbrown.com

June 22, 2012

VIA EDGAR

Ms. Karen Rossotto

Senior Counsel

Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Reaves Utility Income Fund (the “Fund”) File Nos: 333-181494 and 811-21432

Dear Ms. Rossotto:

On behalf of the above-referenced registrant, set forth below are the Fund’s responses to comments that you provided by letter dated June 15, 2012 concerning the Fund’s Registration Statement on Form N-2 (“Initial Filing”) relating to the proposed offering of transferable rights to subscribe for common shares of beneficial interest of the Fund. The Initial Filing was filed with the SEC on May 17, 2012.

Your comments are set forth below and are followed by the Fund’s responses in bold. Unless otherwise noted, defined terms have the same meanings as in the Initial Filing. References to pages numbers in the Response sections below are to pages in the Prospectus and statement of additional information (“SAI”) included in Pre-Effective Amendment No. 1 to the Registration Statement filed on June 22, 2012.

Prospectus

Cover Page

1.	In the first paragraph, it states that “[f]or every three Rights received, a Record Date Shareholder may buy one new common share of the Fund … .” Please note specifically how the rights will be allocated (i.e., how many rights will each shareholder receive for each outstanding share owned by them on the record date).

Response: A sentence describing how the Rights will be allocated has been added to the above referenced paragraph on page 1 of the Prospectus.

Please also revise that sentence by adding a period after “Fund”, deleting the remainder of the sentence beginning with “plus” and inserting “Record Date Shareholders who fully exercise their rights may also, in certain circumstances, buy additional common shares pursuant to an over-subscription privilege.”

Response: The above requested revisions have been made on page 1 of the Prospectus.

2.	On page 2, it states in bold that:

Shareholders who do not exercise their rights may, at the completion of the offer, own a smaller proportional interest in the Fund than if they exercised their rights. As a result of the offer, [shareholders] may experience dilution or accretion of the aggregate net asset value of [their] common shares depending upon whether the fund’s net asset value per common share is above or below the subscription price on the expiration date. The fund cannot state precisely the extent of any dilution or accretion at this time because the fund does not know what the subscription price or net asset value per common share will be when the offer expires or what proportion of the rights will be exercised.

With respect to this statement, please:

a)	Generally, revise the language to present these risks in a clear and understandable manner. The statement as written is difficult to understand and the implications of the rights offering for both participating and non-participating shareholders are not clear.

Response: Revisions to the above referenced paragraph on page 2 of the Prospectus have been made to address the above comment.

b)	Disclose clearly that: (i) since the subscription price per share will be less than the net asset value per share, the rights offering will result in an immediate decrease in the net asset value per share for all shareholders, whether or not they exercise all or any portion of their rights, and (ii) the dilutive effect will disproportionately affect non-participating shareholders.

Response: The revised paragraph on page 2 of the Prospectus addresses the above referenced points.

c)	Disclose that the Rights Offering could result in shareholders having a smaller proportional interest in the Fund that will decrease the voting power of those shareholders.

Response: The revised paragraph on page 2 of the Prospectus addresses this issue.

3.	On page 3, in the first paragraph, it states that Record Date Shareholders who fully exercise all Rights initially issued to them are entitled to buy those common shares referred to as “primary over-subscription shares … .” Please disclose that if shareholders do not participate in the over-subscription privilege, the percentage ownership for those shareholders may also be diluted. This concern is also applicable to the “secondary over-subscription shares” discussed in the following paragraph and should be disclosed.

Response: A sentence addressing the potential dilutive effect for common shareholders not participating in the secondary over-subscription offer has been added to page 3 of the Prospectus. The Fund does not believe that a similar sentence is necessary for those shareholders not participating in the primary over-subscription offer. In the primary over-subscription offer, no new common shares will be issued as shareholders will be entitled to buy the remaining common shares that were not purchased by other Rights holders in the primary subscription. In contrast, should the Fund make a secondary over-subscription offer, additional common shares will be issued and thus the percentage ownership for those shareholders not participating in this secondary over-subscription offer may be diluted.

Prospectus Summary

4.	On page 6, in Important Terms of the Offer, in the paragraph discussing the Subscription Price, please note that shares of the Fund, as a closed-end fund, can trade at a discount to NAV. Note that upon exercise of the Rights Offering, Fund shares will be issued at a price below NAV per share.

Response: Additional sentences incorporating the above points have been made to page 6 of the Prospectus.

5.	On page 7, in Sale of Rights, it states that “Rights may be sold by individual holders or may be submitted to the Subscription Agent for sale”. Please describe briefly how shareholders desiring to sell their rights may do so through these methods or provide a cross-reference to “Methods of Transferring Rights” on page 29. Please also mention in this section that selling shareholders are responsible for all brokerage commissions incurred by the Subscription Agent as well as all other fees and expenses associated with a transfer of Rights.

Response: The requested cross-reference as well as an additional sentence covering brokerage commissions and other fees/expenses associated with a transfer of Rights have been added to page 7 of the Prospectus.

6.	On page 9, in Investment Objective and Policies, in the second paragraph there is a reference to “certain derivative instruments”. Please disclose here the specific derivatives the Fund invests in as principal investments and how the Fund intends to use them (e.g., in Risk Factors, on page 17, it states that the Fund may acquire put and call options, options on stock indices, stock index futures contracts, interest rate futures, swaps and options). See Letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, Securities and Exchange Commission, July 30, 2010, available at www.sec.gov/divisions/investment/guidance/ici073010.pdf 10.pdf.

Response: Revised language covering the Fund’s current and potential use of specific derivatives as principal investments has been added to the above referenced section on page 10 of the Prospectus. Please also see the response to Question 12 below.

7.	On page 10, in Investment Objective and Policies, it states that the Fund may invest in “preferred stocks and bonds of below investment grade quality.” Please disclose that these are known as “junk bonds.”

Response: The above requested “junk bonds” disclosure has been added to page 10 of the Prospectus.

8.	Also on page 10, in the following paragraph, it states that “[t]he Fund generally invests approximately 90% of its total assets in common stocks and the remaining 10% in preferred stocks.” However, a number of other investments are noted in this section (debt securities, money market instruments, derivatives). Although the adviser “retains broad discretion to alter the Fund’s investments,” this section should describe the Fund’s principal investments. If an investment is not principal (as it appears that 100% of the Fund is generally devoted to common and preferred stocks) please remove its reference here and discuss it later in the Prospectus. If investments other than common and preferred stocks are principal, please correct the inconsistency regarding the percentages of the Fund’s investments.

Response: The above referenced paragraph on page 10 of the Prospectus has been revised in response to this comment.

9.	On page 12, in Use of Leverage, it states that the fees received by [the adviser] are based on the total assets of the Fund, including assets represented by leverage. As this presents a conflict of interest for the adviser, please describe how the Fund’s use of leverage is determined and the role of the Board, and the independent directors, in determining or overseeing such usage. Please also disclose that the Fund may increase its use of leverage following the completion of the Rights Offering, as noted on page 44.

Response: Additional sentences have been added to page 12 of the Prospectus addressing the above comments regarding the use of leverage.

10.	On page 13, in Risk Factors, in “Dilution”, please disclose the concerns noted in comments #2 and #3 above.

Response: Additional disclosure has been added to the “Dilution” section on page 13 of the Prospectus to address the above comments.

11.	Also in Risk Factors, please disclose any other risks that may be associated with the Rights Offering. For example, does the Fund anticipate the possibility of increased volatility of its share price in connection with the Offering as more shares may be sold? What if the Offer is under-subscribed? What if the Offer is not successful in achieving its stated purpose?

Response: Additional risk disclosure has been added to pages 13 and 18 of the Prospectus to address the above comments.

12.	On page 17, in “Derivatives Risk,” please disclose the risk associated with each type of derivative that is a principal investment of the Fund. If a certain type of derivative is not a principal investment of the Fund, do not disclose its risk here (but rather consider including it in Risk Factors, Derivatives Risk on page 55 of the Prospectus).

Response: The “Derivatives Risk” section on page 17 of the Prospectus has been revised to reflect the new disclosure described in Question 6 above. Because the Fund could potentially invest up to 20% of its total assets in the derivatives listed on page 10 of the Prospectus, the Fund believes it is prudent to retain a majority of the risk disclosure included on page 17.

13.	On page 18, in risks associated with “Market Price Common Shares,” please note any impact of the Offer in this regard. For example, please disclose that the Fund shares, currently trading at a premium to NAV, will now be sold through the Offer at a price below their NAV.

Response: Disclosure has been added to page 18 of the Prospectus that addresses the above comments.

14.	In Risk Factors, in general, there are a number of risks mentioned associated with investments that are not included in the Investment Objective and Policy section, or (as mentioned in comment #8) it is unclear whether certain investments are principal investments of the Fund. These risks include those associated with foreign government securities, non-investment grade securities, derivatives, debt securities and investments in other investment companies. If these investments are principal, please state so in the Investment Objective and Policy section. If not, please discuss the risks associated with them later in the prospectus, not in the Summary.

Response: The Fund has made revisions to the “Risk Factors” section to address these comments. Please see the responses to Questions 6 and 12 above regarding the retention of “Derivatives Risk.”

15.	On page 22, in Summary of Fund Expenses, Example, it states that an assumption of the calculations of expenses set forth in the table is that “the Fund’s net assets following the Offer do not increase or decrease.” This suggests that the proceeds of the Offer are not included in the calculation. Please revise this disclosure, and the calculations in the table if necessary, to reflect any additional assets that are expected to result from the Offer.

Response: The Example in the “Summary of Fund Expenses” on page 22 of the Prospectus has been revised to address the above comments.

Investment Objective and Policies

16.	On page 35, in Investment Objective and Policies, in the first paragraph, please state whether the Fund’s objective can be changed without a shareholder vote.

Response: Existing language on page 36 of the Prospectus states that the Fund’s investment objective may not be changed without shareholder approval.

SAI

17.	On page B-11, under Foreign Securities, it states that “[t]he Fund may invest in foreign securities from time to time [emphasis added].” However, foreign securities are included as a principal investment of the Fund in the Prospectus Summary. Please correct this inconsistency.

Response: The above sentence regarding foreign securities has been removed to address the above comment. Please see page B-11 of the SAI.

18.	On page B-13, in accordance with Item 17.2.e of Form N-2, please describe the Fund’s fundamental policy with respect to its concentration of investments in a particular industry or groups of industries. In that regard, note that, as stated on page 17, “[t]he Fund’s investments will be concentrated in the Utility Industry.”

Response: An additional sentence has been added to page B-13 of the SAI regarding the Fund’s fundamental policy with respect to investments in the Utility Industry.

19.	On page B-14, in Trustees and Officers, at the end of the heading of the fourth column of the table, “Other Directorships Held by Trustee,” please add in “during the past five years.”

Response: The above requested addition has been added in the “Other Directorships Held by Trustee” columns on pages B-14 to B-16 of the SAI.

Financial Statement Comments

1.	Please update the annual report link on the home page of the Fund’s website to include the 10/31/11 report. The current link is to the 10/31/10 annual report:

An investor should consider investment objectives, risks, charges and expenses carefully before investing. To obtain a prospectus, annual report or semi-annual report which contains this and other information visit www.utilityincomefund.com or call 1-800-644-5571. Read them carefully before investing.

Response: The annual report link at the bottom of the Fund’s website now includes the 10/31/11 annual report.

2.	Pledged securities under the borrowing arrangements should be identified on the schedule of investments. See Article 4-08 of Regulation S-X.

Response: Pursuant to a telephone discussion with the staff of the SEC (“Staff”) on June 20, 2012, the Fund understands that the above comment has been withdrawn.

3.	The securities on loan should be identified with a footnote in the Schedule of Investments. See Article 4-08 of Regulation S-X, and Audits of Investment Companies, American Institute of Certified Public Accountants, Paragraph 7.31(May 1, 2011).

Response: Pursuant to a telephone discussion with the Staff on June 20, 2012, the Fund understands that the above comment has been withdrawn.

4.	Please remove the expense ratios in the financial highlights: that refer to managed assets, which include the assets of preferred shareholders. Common shareholders will never pay these amounts.

Response: All expense ratios based on managed assets are shown for fiscal periods ended on, or prior to, 10/31/10, as the Fund had both preferred shares and common shares issued and outstanding during those periods. The Fund believes that the expense ratio based on managed assets is appropriately marked as “N/A” for the fiscal year ended 10/31/11, as the Fund had only common shares issued and outstanding for that period. In addition, footnote (6) on page 18 of the 10/31/10 annual report further clarifies that all preferred shares were fully redeemed in December 2010. Going forward, expense ratios based on managed assets, for prior fiscal periods, will be disclosed by the Fund in footnote form, rather than on the face of the financial statements.

5.	Please move the expense ratio that excludes the interest expense into a footnote to the financial highlights. Form N-2 requires one expense ratio that includes all expenses on the registrant’s statement of operations.

Response: Going forward, the Fund will disclose expense ratios that exclude interest expense in footnote form, rather than on the face of the financial statements.

6.	In note 4 to the financial statements “Borrowings,” the Fund has entered into a committed facility agreement with BNP Paribas Prime Brokerage, Inc. (“BNP”). This agreement allows the fund to borrow up to $240,000,000 and in turn allows BNP in its own name or another name other than the registrant to pledge, re-pledge, sell, lend or otherwise transfer or use the collateral. Are these securities that are lent to BNP considered a senior security under Section 18(a)(1) of the Investment Company Act (“1940 Act”) and thus subject to an asset coverage test of 300%?

Response: The Fund does not consider these to be senior securities under the 1940 Act subject to asset coverage requirements. The above referenced transactions with BNP are treated as securities loans by the Fund subject to the Staff’s guidance regarding securities lending by registered investment companies.

Please contact me at the telephone number or email address listed above should you have any questions.

Sincerely,

/s/ Philip J. Niehoff

Philip J. Niehoff